Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) of TiVo Corporation to be filed on or about September 9, 2016, pertaining to the Rovi Corporation 2000 Equity Incentive Plan, Rovi Corporation Amended 2008 Equity Incentive Plan, Rovi Corporation Amended 2008 Employee Stock Purchase Plan, TiVo, Inc. Amended and Restated 1999 Equity Incentive Plan, and TiVo, Inc. Amended and Restated 2008 Equity Incentive Award Plan of our reports dated February 11, 2016, with respect to the consolidated financial statements of Rovi Corporation and the effectiveness of internal control over financial reporting of Rovi Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Los Angeles, California

September 9, 2016